As filed with the Securities and Exchange Commission on June 28, 1994.
                                                     Registration No. 33-53663

   =============================================================================

                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                 AMENDMENT NO. 1 TO
                                       FORM S-3


              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                CONCURRENT COMPUTER
                                    CORPORATION
               (Exact name of registrant as specified in its charter)


                   DELAWARE                              04-2735766
       (State or Other Jurisdiction of         (I.R.S. Employer Identification
                Incorporation)                             Number)


              Two Crescent Place, Oceanport, NJ  07757, (908) 870-4500
                (Address, including zip code, and telephone number,
          including area code, of registrant's principal executive offices)

                                Kevin J. Dell, Esq.
                          Vice President, General Counsel
                              and Assistant Secretary
                          Concurrent Computer Corporation
              Two Crescent Place, Oceanport, NJ  07757, (908) 870-4500
             (Name, address, including zip code, and telephone number,
                     including area code, of agent for service)


    Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the
                               following box. [     ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
      1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   =============================================================================

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
        Section 8(a) of the Securities Act of 1933 or until the Registration
      Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                        Subject to completion June 28, 1994.


   Prospectus
   600,000 Shares

   CONCURRENT
   COMPUTER
   CORPORATION

   Common Stock
   ($.01 par value)

   This Prospectus relates to the possible resale of shares of Common Stock, $.01 par value ("Common Stock"), of Concurrent Computer Corporation ("Concurrent" or the "Company"). The shares of Common Stock are sometimes referred to as the "Securities". The Securities may be offered from time to time by the selling securityholders (the "Selling Securityholders").


   The Securities will be offered for sale from time to time on terms to be determined at the time of sale by the Selling Securityholders. The Securities are listed on the NASDAQ National Market System under the symbol "CCUR" and the last reported bid and asked prices on June 27, 1994 were $1 25/32 and $1 25/32, respectively. The Company will pay certain expenses of this offering and will not receive any proceeds from the sale of the Securities. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION."


           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
             SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
            ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY
                               IS A CRIMINAL OFFENSE.


                                -------------------

            See "RISK FACTORS" for important information which should be considered by prospective investors.


                                 -----------------

   The Selling Securityholders directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Securities from time to time on terms to be determined at the time of sale. To the extent required, the specific Securities to be sold, the purchase price, the public offering price, the name of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offer will be set forth in a Prospectus Supplement. The aggregate proceeds to the Selling Securityholders from the Securities will be the purchase price of such Securities sold less the aggregate agents' commissions and underwriters' discounts, if any, and other expenses of issuance and distribution not borne by the Company. Any such Prospectus Supplement will also set forth any additional information regarding indemnification by the Company of the Selling Securityholders or any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of any of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "PLAN OF DISTRIBUTION" generally and for indemnification agreements.

   The date of this Prospectus is __________, 1994.

             No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations may not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date as of which information is given in this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any persons to whom it is unlawful to make such offer or solicitation.

                               AVAILABLE INFORMATION

             The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").

             The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-3 (which term shall encompass any amendments thereto) with respect to the securities offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made, as permitted by the rules and regulations of the Commission. Statements made in this Prospectus or in any document incorporated or deemed to be incorporated by reference herein as to the contents of any contract, agreement or other document referred to are not necessarily complete and with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Any interested parties may inspect the Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information referred to above, without charge, at the public reference facilities of the Securities and Exchange Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and may obtain copies of all or any part of such documents from the Commission upon payment of the fees prescribed by the Commission. Such documents also are available for inspection and copying at prescribed rates at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048; and the Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

                      INCORPORATION OF DOCUMENTS BY REFERENCE

             The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-13150), are hereby incorporated by reference in and made a part of this Prospectus:

             (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993.

             (2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, as amended by Amendment No. 1 on Form 10-Q/A thereto filed February 7, 1994.

             (3) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1993.

             (4) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.

             (5) The description of the Common Stock contained in the Company's Registration Statement on Form S-2 (No. 33-62440).

             All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference and a part of this Registration Statement from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

             The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the request of such person, a copy of any or all documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents. Requests for such copies should be directed to Office of the Assistant Secretary, Concurrent Computer Corporation, Two Crescent Place, Oceanport, New Jersey 07757.

                                 TABLE OF CONTENTS
                                 -----------------


   AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . .   2
   INCORPORATION OF DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . .   3
   THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5
   RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   6
   USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
   SELLING SECURITYHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . .  13
   PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . .  14
   LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
   EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

                                    THE COMPANY


             Concurrent Computer Corporation (the "Company" or "Concurrent") is the largest supplier of high-performance real-time computer systems, based on 1993 net sales of companies focused on providing real-time systems. "Real-time" systems concurrently acquire, analyze, store, display and control, within a predictable time, analog, digital and network data to provide time critical information as real world events occur. Concurrent has over 25 years of experience in real-time systems, including specific expertise in systems, applications software, productivity tools and networking. Concurrent's real-time systems offer networked and distributed computing solutions and may be configured to provide fault tolerance. The Company sells its systems worldwide to end-users as well as to original equipment manufacturers, systems integrators, independent software vendors and value-added resellers who combine the Company's products with other equipment or with additional application software for resale to end-users. End uses of the Company's systems include product design and testing; flight simulation; air traffic control and weather forecasting; intelligence data acquisition and analysis; financial trading; and hospital information management.

             The  Company designs,  manufactures (limited  to  assembly, systems integration and systems test), sells, and supports real-time proprietary and standards-based open systems. It also offers traditional maintenance and support services ("Traditional Services") and professional services, such as performance and capacity analysis and systems integration ("Professional Services"). Currently, Traditional Services and Professional Services account for approximately 93% and 7%, respectively, of total service revenues. The Company anticipates a shift in end-user demand from proprietary to open systems and, accordingly, has developed a strategy to be the premier supplier of high technology real-time computer systems and services through customer focus, total quality and the rapid development of standard and custom products. The Company's strategy requires that it upgrade and service its proprietary computing platforms while investing heavily in developing its real-time open system computing platforms. The Company is also leveraging its investment in research and development and enhancing market penetration through strategic alliances. In October 1993, the Company introduced its new MAXION(TM) multiprocessor system, which is a next-generation open system based on the new MIPS 150 MHz R4400 reduced instruction set microprocessor. This new system supports Concurrent's real-time enhanced UNIX operating system which will include real-time extensions to the UNIX SVR4.2 multiprocessor operating system through a partnership with the Novell UNIX Systems Group. The Company also introduced in October 1993, a new high-end Series 3200 multiprocessing system, the Model 3200-850. This new system is an upgrade to Concurrent's Model 3280 MPS and MicroFive MPS Systems. Full-scale production shipments of the new MAXION(TM) system and the new Model 3200-850 system began on schedule during the quarter ended March 31, 1994.

             The Company's principal offices are located at Two Crescent Place, Oceanport, New Jersey 07757. Its telephone number is (908) 870-4500.

                                    RISK FACTORS


             In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus.

   Shift in Emphasis to Open Systems

             Many of the Company's markets are undergoing a shift away from "proprietary" systems to "open" systems. Until the quarter ended March 31, 1994, the Company's sales of open systems have not been growing in absolute or relative terms due to competitive pressures in the marketplace and, to a lesser extent, the rapidly changing requirements of the open systems market. During fiscal years 1992 and 1993, proprietary systems represented 69% and 78% of the Company's total systems sales, respectively, while open systems represented 31% and 22% of total systems sales for the same periods. During the first three quarters of fiscal year 1994, open systems increased to 25% of total systems sales and represented nearly 34% of total system sales for the quarter ended March 31, 1994, largely as a result of sales of the Company's new MAXION(TM) multiprocessor system. The results achieved during the first three quarters of fiscal year 1994 in general and during the third quarter in particular are not necessarily indicative of the results expected for the full fiscal year or for future quarters. The future growth of the Company's business and its long-term future financial performance will depend to a significant extent upon its ability to develop and market competitive open systems which meet the real-time computing needs of its targeted customers. The Company does not expect the shift in emphasis to open systems to result in either significant incremental costs over current cost levels or incremental capital investment. Moreover, the Company expects to fund the shift, which is primarily a research and development effort, with cash from operations at funding levels consistent with its recent levels of investment, as a percentage of sales, in research and development. There can be no assurance that the shift in emphasis will be accomplished at anticipated cost levels or that the anticipated results of the shift in emphasis will be realized. The Company has developed new next-generation real-time open-systems products, based on the MIPS R4400 microprocessor which are expected to strengthen the Company's competitive position. The first new systems product, the MAXION(TM) multiprocessor system, was introduced during October 1993 and full-scale production shipments commenced during the third quarter of fiscal year 1994. There can be no assurance that the new systems will be successful in the marketplace. In the event that the Company's sales do shift from proprietary systems to open systems, lower gross margins may result. Currently, gross margins on the Company's open systems are lower than gross margins on its proprietary systems. The Company's operating income would be adversely affected by such a shift unless total net sales increase, the gross margins on its open systems improve and/or total operating expenses are further reduced. Although there can be no assurance that this will be the case, the Company believes gross margins on its open systems will improve with the continued implementation of its value-added market strategy. This strategy involves the continued introduction of new next generation open systems products, which the Company believes will generate higher gross margins than its older open systems products. It also involves the development and sale of needed value-added products and services, such as software productivity and development tools, and packaged services comprised of Traditional Services and Professional Services, which sales are expected to have an aggregate positive impact on total gross margins.

   Advances in Technology

             The information technology industry is characterized by rapid advances in technology and greater demand for more cost effective "solutions." As a result of the rapid advances in technology, product life cycles of many of the Company's products have been effectively shortened from 24-30 months to 18-24 months. Furthermore, many of its open systems products are approaching the maturity stage of their product life cycles. Continued rapid advances in technology will further accelerate the technological obsolescence of older products. The Company's success will depend, among other things, upon its ability to enhance its existing products, to capitalize on its new MAXION(TM) product line, and to introduce new open-systems products and features in a timely manner to meet changing customer requirements. It will also be dependent on the success of the Company's strategic technological alliances and its ability to maintain competitive technology. The Company's choice of strategic technological alliances could also have a significant impact on its success. The Company has chosen the microprocessor technology developed by MIPS Technologies, Inc. (a subsidiary of Silicon Graphics, Inc.) for use in its new next-generation standards-based open systems. In addition, the Company's next generation open-systems platform will be based on the Novell UNIX Systems Group's UNIX System V Release 4 operating system software. The Company's business will be adversely affected if the Company, its strategic partners, or its suppliers incur delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance because of competing technology.

   Trend in Net Sales

             Net sales for the first three quarters of fiscal year 1994 were $134.1 million compared to $164.8 million for the prior year period, a decrease of $30.7 million. Net sales decreased to $220.5 million in fiscal year 1993 from $221.6 million in fiscal year 1992 and $254.9 million in
   fiscal year 1991.   The decrease from the first three fiscal quarters of
   fiscal year 1993 to the first three fiscal quarters of fiscal year 1994 was due to a decrease of $24.9 million, or 27.4%, in computer systems sales and a decrease of $5.8 million, or 7.9%, in service and other revenues. The decrease from fiscal years 1992 to 1993 was due to a decrease of $5.2 million, or 5.0%, in service and other revenues partially offset by an increase of $4.1 million, or 3.5%, in computer system sales. The decrease from fiscal years 1991 to 1992 was primarily due to a decrease of $25.1 million, or 17.6%, in computer system sales and a decrease of $8.2 million, or 7.3%, in service and other revenues. Management believes the decrease in computer system sales since fiscal year 1991 has been due to reduced government spending on the Company's systems, general economic conditions and a slowdown in capital spending by customers in the Company's markets.

             During the first two quarters of fiscal year 1994, Concurrent experienced continued slow business conditions throughout the world affecting investment in its markets, combined with worldwide industry and government spending controls and delays in orders for spare parts under the Department of Commerce's Next Generation Weather Radar (NEXRAD) program. (See "RISK
   FACTORS: Government Business.") As a result of these factors the Company engaged in a further restructuring of its operations to position its cost structure in line with current and anticipated revenue levels. During the three months ended September 30, 1993, the Company recorded a provision for restructuring of $12.0 million in connection with its operational restructuring efforts. The restructuring is substantially completed and resulted in a reduction of 300 employees from the Company's worldwide work force to about 1,350. It also resulted in cost reduction actions, including the consolidation of sales and services field offices and a deferral of certain advertising and promotional activities. Such actions may have an impact on revenues and revenue growth.

             For the purposes of restructuring its operations, the Company assumed a revenue trend for the three remaining quarters of fiscal year 1994 on average below the first quarter of fiscal year 1994 but growing on a quarter to quarter basis from the second quarter of fiscal year 1994, which is expected to be the low point for the fiscal year. Revenues for the first three quarters of fiscal year 1994 were $49.4, $40.7 and $44.1 million, respectively. There can be no assurance that the foregoing revenue assumptions will be achieved in future quarters.

             The future growth of the Company's business and its future financial performance will depend, among other things, on its ability to increase net sales by developing and marketing competitive open systems products.

   Decline in Service Revenue

             Total service revenue decreased to $98.9 million in fiscal year 1993 from $104.1 million in fiscal year 1992 and $112.3 in fiscal year 1991 due to a decline in Traditional Services revenue. Total service revenue for the nine months ended March 31, 1994 decreased to $68.2 million from $74.0 million for the comparable period of the preceding fiscal year. The declines are attributable to lower sales of the Company's systems and the continuing market shift to standards-based open systems. This shift is expected to continue to depress revenues from Traditional Services for two reasons. First, the Company anticipates that open systems will require less service and maintenance than proprietary systems. And second, given the "standards-based" nature of the open systems, greater competition can be expected from third party maintenance providers, resulting in a reduction in total Traditional Services margins. However, the market trend towards open systems is creating additional demand for Professional Services. Although it is the Company's goal that growth in Professional Services will eventually offset the anticipated decline in Traditional Services revenue, there can be no assurance that the Company will be able to successfully market Professional Services to generate revenues that will exceed any decline. In fiscal year 1993, Professional Services accounted for approximately $5 million of total annual service revenue. Professional Services revenue in fiscal year 1992 was estimated to be approximately $4 million.

   Liquidity

             Management believes that anticipated improvements in cash flow from operations resulting from the restructuring of operations and other actions, together with reduced debt service requirements resulting from the refinancing completed in July 1993, will enhance the Company's ability to manage its cash requirements. The short term prospects for the Company's liquidity are dependent to a significant degree upon the level of revenue from sales and service of systems and the Company's restructuring actions and cost containment efforts. The decline in revenue during the six months ended December 31, 1993 adversely affected the Company's liquidity. Although revenues for the three months ended March 31, 1994 increased compared to the preceding three months, future declines may affect the Company's ability to meet obligations when due. In the event of such declines, the Company may need to negotiate for additional flexibility with respect to its obligations under its bank term loan. On the other hand, to the extent that sales of the Company's new open systems significantly increase, the Company will have increased working capital requirements to fund inventory and capital equipment needs. Management believes its ability to fund this potential need for increased working capital through internal cash flow will depend on the rate of growth and there may be a need to obtain financing from outside sources. There can be no assurance that such financing can be obtained.

   Government Business


             The Company has derived a significant portion of its revenues from the supply of systems under government contracts. For fiscal year 1993, approximately $64.3 million (29%) of the Company's worldwide revenues were directly or indirectly related to agencies of the U.S. Government. A significant portion of revenues from government business in fiscal years
   1993 and 1994 were derived from sales of systems to the U.S. Department of Commerce's Next Generation Radar Program (NEXRAD) program. Concurrent's obligations to provide systems under the program, as presently contemplated, will largely be completed by the end of fiscal year 1994. Any future revenues under the program, therefore, may be limited largely to the sale of spare parts. The Department of Commerce ("DOC") has asserted that prices for spare parts previously sold under the program were too high and has commenced an investigation which it has referred to the Civil Division of the Department of Justice ("DOJ"). DOJ has advised that it is investigating possible violations under the False Claims Act in connection with the sale of spare parts under the program. The Company maintains that its prioing practices and disclosure are in compliance with applicable laws and regulations and that it has not violated the Act. There can be no assurance that the investigation will be resolved in the near-term. Following the commencement of its investigation, DOC solicited competitive bids for the sale of spare parts. Based on that competition, the Company expects to conclude a contract for spare parts directly with DOC. There can be no assurance that the contract will be concluded as contemplated or that there will be additional sales of spare parts under the program in the future. Government business is in general subject to special risks such as delays in funding; termination, reduction or modification of contracts or subcontracts in the event of changes in the government's policies or as a result of budgetary constraints; obligations for performance guarantees or restrictions on the draw-down of funds subject to achievement of performance milestones; and increased or unexpected costs resulting in losses or reduced profits under fixed price contracts.

   Financial Leverage

             The Company has leverage higher than is common in companies in high technology industries. At the end of the third quarter of fiscal year 1994 debt was $31.9 million and stockholders' equity was $32.5 million, a total debt to total capitalization ratio of approximately 49.5%.

             The degree to which the Company has senior indebtedness outstanding from time to time could have important adverse consequences. After modification of the Company's senior bank debt in July 1993, the balance of the Company's senior bank debt was $31.5 million (which the Company is obligated, subject to certain deferral rights, to reduce monthly by $687,500). Based on the level of senior indebtedness outstanding from time to time and the terms of the senior bank debt agreement: (i) the Company's ability to obtain additional financing, if needed, in the future for working capital, capital expenditures, acquisitions, research and development and other general corporate purposes (which historically, together with debt service on the Company's prior term loan, have been funded from cash flow from operations) will be restricted; (ii) the Company will be prohibited from making cash dividend payments until the senior bank debt is paid in full and is subject to operating and financial restrictions which, if not satisfied, may result in a default under the senior bank debt agreement; (iii) the Company may be more leveraged than other providers of similar products and services, which may place the Company at a competitive disadvantage; and (iv) the Company may be vulnerable to changes in general economic conditions.

             On September 28, 1993, November 18, 1993 and February 18, 1994, the Company's bank term loan was amended to modify certain financial covenants. The amendments on November 18, 1993 and February 18, 1994 also waived the Company's requirements with respect to certain financial covenants for the three months ended September 30, 1993 and December 31, 1993, respectively.

             On November 10, 1993, the term loan was also amended to allow the Company to defer up to four monthly principal amortization payments, depending on cash balances, and to provide for up to $3 million in standby letters of credit in connection with overseas lines of credit. In connection with that amendment the Company made a $3 million prepayment of the amortization payment due on the June 30, 1995 maturity date.

             The February 18, 1994 amendment further deferred the four monthly principal amortization payments. In connection with this amendment, the Company granted the Selling Securityholders warrants to purchase an aggregate of 600,000 shares of the Company's Common Stock. See "PLAN OF DISTRIBUTION."

             The above amendments were obtained to provide the Company with greater financial flexibility in light of lower than expected revenues and earnings for the first six months of fiscal year 1994, a $12 millon provision for restructuring recorded during the three months ended September 30, 1993 and anticipated financial results for the remainder of the fiscal year 1994. The Company also anticipates seeking additional flexibility with respect to the financial covenants under its bank term loan for fiscal year 1995 early in that fiscal year.

   International Operations

             The Company's financial results are highly dependent on its international operations which represented approximately 35% of total revenues for fiscal year 1993. The Company expects its international operations to continue to account for a significant percentage of its total revenues. Certain risks are inherent in international operations, including exposure to currency fluctuations, the imposition of government controls, export license requirements, restrictions on the export of critical technology, political and economic instability, trade restrictions, changes in tariffs, taxes and freight rates, generally longer payment cycles, difficulties in staffing and managing international operations and general economic conditions. Key international markets for the Company's products and services include Japan, Australia, Germany and the United Kingdom whose general economic conditions have historically affected the Company's revenues. Of the approximately 35% of total revenues for fiscal year 1993 derived from international operations, these countries accounted for approximately 16%, 13%, 12% and 27%, respectively, and Europe as a whole accounted for approximately 59%. Although improving, these countries, and Europe as a whole, are continuing to experience generally poor economic conditions with a resulting depressing effect on investments in capital goods, such as computer systems. Accordingly, the Company's revenues, and therefore operating results, may be adversely affected by such economic conditions. From time to time in the past, the Company's financial results have been affected both favorably and unfavorably by fluctuations in currency exchange rates. Future unfavorable fluctuations in currency exchange rates may have an adverse impact on the Company's revenues and operating results.

   Competition

             The shift from proprietary systems to standards-based open systems is expected both to expand market demand for systems with performance characteristics previously only found in proprietary real-time computing systems and to increase competition, making product differentiation a more important factor. Due in part to the range of performance and applications capabilities of its products, the Company competes in various markets against a number of companies, many of which have greater financial and operating resources than the Company.

   Sources of Supply

             In some cases, components are being purchased by the Company principally from a single supplier to obtain the required technology and the most favorable price and delivery terms. Although the Company has not experienced any materially adverse impact on its operating results as a result of a delay in supplier performance, any delay in delivery of components may cause a delay in shipments by the Company of certain products. The Company estimates that a lead time of up to 16-24 weeks may be necessary to switch to an alternate supplier of certain custom application specific integrated circuits ("ASICS") and printed circuit assemblies. A change in the supplier of these components without the appropriate lead time would result in a delay in shipments by the Company of certain products. Since revenue is recognized typically upon shipment, any delay in shipment may also result in a delay in revenue recognition, possibly outside the fiscal period originally planned, and, as a result, may adversely affect the Company's financial results for that particular period.

   Employee Requirements

             As a high technology company in a highly competitive industry, the Company's success will depend in part on its ability to attract and retain highly-skilled technical, managerial, sales and marketing employees. Competition for such personnel is intense. Although the Company is not dependent on any one employee, the loss of a number of employees in significant positions and the Company's inability to attract and retain qualified replacement employees could adversely affect the Company's business, operations and financial results.

   Shares Eligible for Future Sale

             Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price of the Common Stock. An aggregate of 6,855,425.5 shares of Common Stock became freely tradeable after January 21, 1994, 4,544,501.5 on January 21, 1994 and the balance on February 10, 1994 upon effectiveness of Registration Statement No. 33-72548. The shares were previously subject to a "lock-up" arrangement, which expired January 21, 1994, in connection with the public offering of Common Stock which occurred in July 1993. The potential market overhang from the 6,855,425.5 shares of Common Stock that may be freely tradeable, together with the 600,000 shares covered by this Prospectus, could adversely affect the market price of the Common Stock.

   Change of Control

             Rights associated with the Common Stock may have the effect of discouraging a third party from making an acquisition proposal of the Company and may thereby inhibit a change in control of the Company in circumstances that could give the holders of the Common Stock the opportunity to realize a premium over the then prevailing market prices. Such provisions may also adversely affect the market price of the Common Stock. In addition, the term loan may be accelerated at the option of the lenders in the event of a change in control (as defined in the senior bank debt agreement).

   Volatility of Stock Prices

             The trading price of the Common Stock has fluctuated widely in response to quarter-to-quarter operating results, industry conditions, awards of orders to the Company or its competitors and new product or product development announcements by the Company or its competitors and as a result of market illiquidity. In addition, the volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stocks of high technology companies independent of their individual operating results. The market value of the Common Stock at any given time may be adversely affected by factors independent of the Company's operating results.

                                  USE OF PROCEEDS


             The Company will not receive any of the proceeds from the sale of securities by the Selling Securityholders. The Securities are being registered for sale pursuant to agreements with the Selling Securityholders. See "PLAN OF DISTRIBUTION."


                              SELLING SECURITYHOLDERS


   The following table sets forth certain information with respect to the Securities issuable to the Selling Securityholders upon exercise of the warrants described in "PLAN OF DISTRIBUTION." The Securities offered by this Prospectus may be offered from time to time in whole or in part by the Selling Securityholders. See "PLAN OF DISTRIBUTION."


             Selling                        Shares of Common Stock
             Securityholders                Issuable Upon Exercise of Warrants
             ---------------                ----------------------------------



             Fleet Bank of Massachusetts, N.A.            300,000
             75 State Street
             Boston, MA 02109

             CIBC Inc.                                    300,000
             Embarcadero Center
             West Tower
             275 Battery Street, Suite 1840
             San Francisco, CA 94111



             The following sets forth the nature of any position, office or other material relationship which any of the Selling Securityholders has had within the past three years with the Company.

             On July 21, 1993, the Company completed a comprehensive refinancing (the "Refinancing"). In connection with the Refinancing, the Company's existing bank term loan was modified to, among other things, extend the maturity date and reduce the interest rate therein. Fleet and CIBC, the Selling Securityholders herein, were the senior lenders with respect to the Refinancing. This existing bank term loan was subsequently modified, and pursuant to the latest modification certain warrant and registration rights were granted to Fleet and CIBC by the Company. See "PLAN OF DISTRIBUTION."

                                PLAN OF DISTRIBUTION


             Any and all of the Securities offered hereby may be sold from time to time to purchasers directly by the Selling Securityholders.
   Alternatively, the Selling Securityholders may from time to time offer the Securities through brokers, underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of Securities for whom they may act as agent. The Selling Securityholders and any such underwriters, dealers or agents that participate in the distribution of the Securities may be deemed to be underwriters, and any profit on the sale of Securities by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Securities may be sold at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Securityholders, or by agreement between the Selling Securityholders and underwriters or dealers.

             At the time a particular offer of Securities is made, to the extent required, a Prospectus Supplement will be prepared by the Company based on information provided by the Selling Securityholders and distributed, which will set forth the number of Securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions or concessions allowed or reallowed or paid to dealers, including the proposed selling price to the public.

             In order to comply with certain states' securities laws, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and such sale is made in compliance with the exemption.

             300,000 of the Securities covered by this Prospectus are issuable upon the exercise of warrants (the "Fleet Warrants") issued by the Company pursuant to a Warrant and Registration Rights Agreement dated as of February 18, 1994 (the "Fleet Warrant Agreement"). The other 300,000 of the Securities covered by this Prospectus are issuable upon the exercise of warrants (the "CIBC Warrants") issued by the Company pursuant to a Warrant and Registration Rights Agreement dated as of February 18, 1994 (the "CIBC Warrant Agreement"). The Fleet Warrants and the CIBC Warrants were issued in connection with the February 18, 1994 amendment to the term loan, which amendment, in addition to modifying and waiving certain financial covenants, allowed the Company to further defer four monthly principal amortization payments. The Fleet Warrants and the CIBC Warrants were issued with an exercise price of $1.50 per share and expire on September 30, 1994. This expiration date may be extended first to November 15, 1994 and then to June 30, 1995 in exchange for the deferral of certain payment obligations under the term loan. In the event that the Fleet Warrants and the CIBC Warrants have not expired and the term loan is restructured by written agreement by and between the Company and Fleet and CIBC on or before December 15, 1994, this expiration date shall be extended through the maturity date of the restructured term loan. Pursuant to the Fleet Warrant Agreement and the CIBC Warrant Agreement, the Company has agreed to pay customary fees and expenses in connection with registration of the shares of Common Stock underlying the Fleet Warrants and the CIBC Warrants pursuant to this Registration Statement of which this Prospectus is a part, excluding any underwriting discounts, commissions and expenses or counsel fees and expenses of Fleet and CIBC.

             The Company has also agreed to indemnify Fleet and CIBC (the "Lenders"), each of their Affiliates (as defined in the Fleet Warrant Agreement and CIBC Warrant Agreement), and each person who controls either of the Lenders (within the meaning of the Securities Act and the rules and regulations thereunder), on whose behalf registration, qualification or compliance has been effected pursuant to Article IV of the Fleet and CIBC Warrant Agreements, from and against certain civil liabilities, including liabilities under the Securities Act. The Fleet and CIBC Warrants expire on September 30, 1994, unless extended pursuant to the terms and conditions of the respective warrant agreements.

             The Lenders agreed that they will, if Registrable Securities (as defined in the Fleet and CIBC Warrant Agreements) held by them are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter (within the meaning of the Securities Act and the rules and regulations thereunder), each other shareholder whose securities are included in the securities as to which such registration, qualification or compliance is being effected, and each of their officers, directors and partners, and each person who controls such shareholder, against certain civil liabilities related to information with respect to the Lenders contained in this Registration Statement and the Prospectus included therein.


                                   LEGAL MATTERS


             Certain legal matters arising in connection with this Offering will be passed upon for the Company by Kevin J. Dell, Esq., Vice President, General Counsel and Assistant Secretary of the Company. Mr. Dell beneficially owns 5,688 shares of Common Stock and holds options to purchase 36,724 shares of Common Stock.


                                      EXPERTS


             The Company's Consolidated Financial Statements and Financial Statement Schedules as of June 30, 1993 and June 30, 1992 and for each of the years in the three-year period ended June 30, 1993 incorporated by reference in this Prospectus and the Registration Statement of which this Prospectus is a part have been incorporated herein in reliance on the report of Coopers & Lybrand, independent accountants, given on the authority of such firm as experts in accounting and auditing.

                                      PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS


   Item 14.  Other Expenses of Issuance and Distribution.
             -------------------------------------------


        The estimated expenses of the issuance and distribution, all of which are payable by the Registrant are as follows:

        SEC Registration Fee             $   400.86
        Legal Expenses                     4,250.00
        Accounting Expenses                5,750.00
        NASD Listing Fee                  12,000.00
        Blue Sky Fees and Expenses         3,000.00
        Miscellaneous Expenses             1,000.00
                                      -------------
             Total                       $26,400.86
                                      =============



   Item 15.  Indemnification of Directors and Officers.
             -----------------------------------------

             Reference is made to Section 145 of the General Corporation Law of the State of Delaware under the law of which the Company is incorporated, which provides for indemnification of directors and officers under certain circumstances. Provisions for indemnification of directors and officers of the Company are also contained in the Company's By-Laws, as amended. The Company maintains an insurance policy covering its directors and officers against certain liabilities, including liabilities under the Act and has established a trust to supplement the policy by covering the deductible portion.

   Item 16.  Exhibits.

   Exhibit No.    Description
   --------------------------

   4.1       Restated Certificate of Incorporation of the Company.(a)

   4.2 Rights Agreement dated as of July 31, 1992 between the Company and The First National Bank of Boston, as rights agent.(b)


   4.3 Warrant and Registration Rights Agreement dated as of February 18, 1994 between the Company and Fleet.*



   4.4 Warrant and Registration Rights Agreement dated as of February 18, 1994 between the Company and CIBC.*



   5.0       Opinion of Kevin J. Dell, Esq.*

   23.1      Consent of Coopers & Lybrand.*



   23.2      Consent of Kevin J. Dell, Esq. (see Exhibit 5.0).*



  ------------------------------------------------------


* Previously filed on May 16, 1994 as an Exhibit to this Registration Statement.



   (a) Incorporated herein by reference to the Exhibits to the Company's Amendment No. 3 to Registration Statement on Form S-2 dated July 14, 1993 (No. 33-62440).

   (b) Incorporated herein by reference to the Company's Current Report on Form 8-K dated August 20, 1992 (File No. 0-13150).

   Item 17.  Undertakings
             ------------

        (a)  The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

             (2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bone fide offering thereof.

        (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                     SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the town of Oceanport, New Jersey, on June 28, 1994.


                                 CONCURRENT COMPUTER CORPORATION

                                 By:       /s/ Kevin J. Dell
                                       -----------------------------------------
                                           Kevin J. Dell
                                           Vice President
                                           General Counsel
                                             and Assistant Secretary

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

   Name                               Capacity
   ----                               --------

   /s/ John T. Stihl                  Chairman of the Board, President
   ------------------------------
   John T. Stihl                        and Chief Executive Officer

   /s/ James P. McCloskey             Vice President, Finance and Treasurer,
   ------------------------------
   James P. McCloskey                 Chief Financial Officer and Chief
                                      Accounting Officer

   /s/ Phillip W. Arneson             Director
   ------------------------------
   Phillip W. Arneson


   /s/  C. Michael Carter             Director
   ------------------------------
   C. Michael Carter


   /s/ Kevin N. Clowe                 Director
   ------------------------------
   Kevin N. Clowe

   /s/ C. Forbes Dewey, Jr.           Director
   ------------------------------
   C. Forbes Dewey, Jr.

   /s/ Morton E. Handel               Director
   ------------------------------
   Morton E. Handel

   /s/ Leonard N. Hecht               Director
   ------------------------------
   Leonard N. Hecht

   /s/ Richard P. Rifenburgh          Director
   ----------------------------
   Richard P. Rifenburgh


   Date:     June 28, 1994

                               INDEX TO EXHIBITS
                               -----------------


   Exhibit No.    Description
   --------------------------

   4.1       Restated Certificate of Incorporation of the Company.(a)

   4.2 Rights Agreement dated as of July 31, 1992 between the Company and The First National Bank of Boston, as rights agent.(b)


   4.3 Warrant and Registration Rights Agreement dated as of February 18, 1994 between the Company and Fleet.*



   4.4 Warrant and Registration Rights Agreement dated as of February 18, 1994 between the Company and CIBC.*



   5.0       Opinion of Kevin J. Dell, Esq.*



   23.1      Consent of Coopers & Lybrand.*


   23.2      Consent of Kevin J. Dell, Esq. (see Exhibit 5.0).


  ------------------------------------------------------

* Previously filed on May 16, 1994 as an Exhibit to this Registration Statement.



   (a) Incorporated herein by reference to the Exhibits to the Company's Amendment No. 3 to Registration Statement on Form S-2 dated July 14, 1993 (No. 33-62440).

   (b) Incorporated herein by reference to the Company's Current Report on Form 8-K dated August 20, 1992 (File No. 0-13150).